Exhibit 10.16

CERTAIN INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [*], HAS BEEN OMITTED BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (this “Agreement”) dated as of January 29, 2019 (the “Effective Date”), is entered into between Lyell Immunopharma, Inc., a Delaware corporation (“Lyell”), having an address at 500 Fairview Avenue N, Suite 5000, Seattle, WA 98109, and The Board of Trustees of the Leland Stanford Junior University, an institution of higher education having powers under the laws of the State of California (“Stanford”), having an address at Building 170, 3rd Floor, Main Quad, P.O. Box 20386, Stanford, CA 94305-2038.

WHEREAS, Stanford owns or has rights in the Licensed IP Rights (as defined below), which are invented in the laboratory of [*]. Certain of the Licensed IP Rights were made in the course of research sponsored by the Parker Institute for Cancer Immunotherapy (“PICI”). The SRA Patents, which do not yet exist as of the Effective Date but are contemplated to arise under a sponsored research agreement which Lyell and Stanford intend to negotiate and execute in 2019 (“SRA”), will be made in the course of research sponsored by Lyell. Certain Improvements, which do not yet exist as of the Effective Date but may arise in the future, may be sponsored in whole or in part by the U.S. Federal Government or other sponsors unknown as of the Effective Date. Stanford wants to have the Licensed IP Rights perfected and marketed as soon as possible so that resulting products may be available for public use and benefit.

WHEREAS, Lyell desires to obtain an exclusive license under Stanford’s rights in the Exclusive Licensed Patents in the Field of Use and a nonexclusive license under Stanford’s rights in the Non-Exclusive Licensed Patents and Licensed Know-How in the Field of Use, on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the parties hereby agree as follows:

1.	DEFINITIONS

For purposes of this Agreement, the terms defined in this Section 1 shall have the respective meanings set forth below:

1.1    “Affiliate” means any person, corporation or other entity that directly or indirectly, through one (1) or more intermediaries, Controls, is Controlled by or is under common Control with, such person, corporation or other entity.

1.2    “Business Days” means any day other than a Saturday, Sunday, bank holiday or public holiday in the State of Washington.

1.3    “Change of Control Transaction” means either (a) the acquisition of Lyell by another entity by means of any transaction or series of related transactions to which Lyell is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) that results in the voting securities of Lyell outstanding immediately prior thereto failing to represent immediately after such transaction or series of transactions (either by remaining outstanding or by being converted into voting securities of the surviving entity or the entity that controls such surviving entity) a majority of the total voting power represented by the outstanding voting securities of Lyell, such surviving entity or the entity that controls such surviving entity; (b) a sale, lease or other conveyance of all or substantially all of the assets of t yell to another entity; or (c) any Deemed Liquidation Event (as defined in the Lyell’s Certificate of Incorporation, as may be amended from time to time) that results in the liquidation of Lyell and the distribution of transaction proceeds to Lyell’s equity holders.

1.4    “Control” means with regard to any person, corporation or other entity: (a) the legal or beneficial ownership, directly or indirectly, of more than fifty percent (50%) (or such lesser percentage that is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) of the voting stock or other ownership interest in such corporation or other entity or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such corporation or other entity, whether through ownership of voting stock or other ownership interest or by contract relating to voting rights or corporate governance.

1.5    “EMA” means the Regulatory Authority known as either the European Medicines Agency or the European Agency for the Evaluation of Medicinal Products, and any successor agency thereto.

1.6    “Exclusive” means that, subject to Sections 3.3 and 4, Stanford will not grant further licenses under the Licensed Patents in the Field of Use in the Licensed Territory.

1.7    “Exclusive Licensed Patents” means the Licensed Patents listed in Appendix A under Exclusive Licensed Patents.

1.8    “FDA” means the United States Food and Drug Administration and any successor agency thereto.

1.9    “Field of Use” means all fields of use utilizing chimeric antigen receptors (“CARs”) and/or T-Cell Receptors (“TCRs”).

1.10    “First Commercial Sale” means, with respect to each Licensed Product, the first sale of the Licensed Product in a country after all applicable marketing and pricing approvals (if any) have been granted by the applicable Regulatory Authority of such country.

1.11    “Improvements” means any patent application and all patents issuing therefrom that (a) claim an improvement, derivative or subsequent iteration of the inventions described in the Existing Patents and that substantially incorporated, and could not reasonably have been generated without the use of, such composition or method claimed in the Existing Patents, but is not an invention generated under the SRA, (b) have a filing date prior to the date [*] after the expiration or termination of the SRA, and (c) were developed in the laboratory of the Principal Investigator.

1.12    “Licensed IP Rights” means, collectively, the Licensed Patents and the Licensed Know-How.

1.13    “Licensed Know-How” means Stanford knowledge or work that was developed in the laboratory of the Principal Investigator prior to the Effective Date (with respect to existing inventions claimed under clause (a) of the Licensed Patents) and under the SRA (with respect to subsequent inventions claimed under clauses (b) and (c) of the Licensed Patents), has been reduced to a tangible medium and is relevant to utilizing any of the Licensed Patents. No human subjects data is included under Licensed Know-How.

1.14    “Licensed Patents” means the following:

(a)    the patents and patent applications listed on Exhibit A (the “Existing Patents”);

(b)    Improvements added to the scope of this Agreement pursuant to Section 3.4;

(c)    SRA Patents added to the scope of this Agreement pursuant to the SRA;

(d)    divisions, continuations, and claims in continuations in part that are entitled to claim priority to, or that share a common priority claim with, any item listed in clauses (a) – (c) and any patents issuing therefrom and in the case of continuations-in-part, those claims that are entitled to claim priority to, or that share a common priority claim with, any item listed in clauses (a) – (c);

(e)    extensions, renewals, substitutes, re-examinations and reissues of any of the foregoing; and

(f)    foreign counterparts of any of the foregoing.

1.15    “Licensed Product(s)” means any method, process, composition, product, service that would, but for the granting of the rights in the Agreement, infringe, induce infringement of, or contribute to infringement of a Valid Claim contained in the Licensed Patents.

1.16    “Net Sales” means, with respect to any Licensed Product, the gross amount billed or invoiced for the sale or other disposition of the Licensed Product by Lyell, its Affiliate or a sublicensee less, to the extent actually paid or accrued by and not reimbursed or refunded to Lyell or its Affiliate or sublicensees (as applicable), (a) credits, allowances, discounts and rebates to, and chargebacks from the account of, the customer for nonconforming, damaged, out-dated and returned Licensed Product; (b) to the extent they are separately stated on the invoice, freight and insurance costs; (c) cash, quantity and trade discounts, rebates and other price reductions for such Licensed Product given to the customer under price reduction programs; (d) to the extent they are separately stated on the invoice, sales, use, value-added and other direct taxes other than income taxes incurred on the sale of such Licensed Product to the customer; (e) to the extent they are separately stated on the invoice, customs duties , tariffs, surcharges and other governmental charges incurred in exporting or importing such Licensed Product to the customer; and (f) an allowance for uncollectible or bad debts determined in accordance with generally accepted accounting principles and consistently applied across all products sold by Licensee. If non-cash consideration is received by Lyell, its Affiliate or a sublicensee in exchange for the Licensed Product, then the consideration for the sale or disposition of the Licensed Product shall be an amount equal to the cash consideration that would have been received if the Licensed Product was sold or transferred to an unrelated, unaffiliated Third Party in an arm’s length transaction in similar quantities at the same time and place.

In the event a Licensed Product is sold in combination with other active, proprietary agents having functional biological activity for therapeutic effect that have been approved by a Regulatory Authority for use as a standalone product and as combined with the Licensed Product (“Combination Product”). Net Sales, for purposes of royalty payments hereunder, shall be calculated by multiplying the Net Sales of the Combination Product by the fraction A/(A+B), where A is the average gross selling price of the Licensed Product sold separately in finished form in like quantities and B is the average aggregate gross selling price of the such other active, proprietary agents in finished form in like quantities. In the event that no such separate sales are made of such other active, proprietary agents, Net Sales for purposes of royalty payments with respect to the Combination Product, shall be calculated by multiplying the Net Sales of the Combination Product by the fraction A/C where A is the average gross selling price of the Licensed Product sold separately in finished form in like quantities and C is the average gross selling price of the Combination Product. In the event that no such separate sales are made of such Licensed Product and/or such other active, proprietary agents, Net Sales for purposes of royalty payments with respect to the Combination Product, shall be [*]

1.17    “Net Sublicensing Revenues” means all consideration (including cash and the fair market value of non-cash consideration, including equity) received by Lyell or its Affiliates in consideration for sublicensing any of the Licensed IP Rights to a Third Party, excluding (a) royalties on Net Sales received from the Third Party, (b) amounts received by Lyell or its Affiliates to reimburse them for (i) their documented costs to perform research or development services for the purpose of developing Licensed Product for the benefit of the Third Party, or (ii) their out-of-pocket costs related to the Licensed Patents or (c) amounts they receive for the purchase of any debt or securities of Lyell or its Affiliates that are not in excess of the fair market value thereof.

1.18    “Non-Exclusive Licensed Patent” means the Licensed Patents listed in Appendix A under Non-Exclusive Licensed Patents.

1.19    “Phase I Clinical Trial” means a human clinical trial in any country that is intended to initially evaluate the safety and/or pharmacological effect of a Licensed Product in subjects or that would otherwise satisfy requirements of 21 C.F.R. 312.21(a) or its foreign equivalent.

1.20    “Phase II Clinical Trial” means a human clinical trial in any country that is intended to initially evaluate the effectiveness of a Licensed Product for a particular indication or indications in patients with the disease or indication under study or would otherwise satisfy requirements of 21 CFR 312.21(b) or its foreign equivalent.

1.21    “Principal Investigator” means [*].

1.22    “Regulatory Approval” means any and all permits, licenses, authorizations, registrations or regulatory approvals required and/or granted by any Regulatory Authority as a prerequisite to the marketing and selling of a product.

1.23    “Regulatory Authority” means any federal, national, multi-national, provincial, state or local regulatory agency, department, bureau or other governmental entity, within a regulatory jurisdiction, with the authority to grant any approvals, licenses, registrations or authorizations necessary for the development, manufacture, use or commercialization of a product, including the FDA and EMA.

1.24    “Royalty Term” means, on a Licensed Product-by-Licensed Product and country-by-country basis, the period commencing on the date of the First Commercial Sale of such Licensed Product in such country and ending on the expiration of the last Valid Claim covering such Licensed Product in such country.

1.25    “SRA Patent” means any patent application that claims inventions disclosed to OTL and that is funded and generated under that certain Sponsored Research Agreement that is intended to be entered into between the parties in 2019 (the “SRA”) and for which Lyell has exercised its right under the SRA to include such patent application in the scope of this Agreement and has paid the applicable upfront fee to Stanford as set forth in the SRA. Once each SRA Patent has been disclosed to OTL, it will be added to Exhibit D, which will be amended as needed.

1.26    “Target” means a biological molecule, including but not limited to proteins and nucleic acids and all isoforms thereof, to which Licensed Product is directed or binds.

1.27    “Territory” means worldwide.

1.28    “Third Party” means any person or entity other than Stanford, Lyell and their respective Affiliates.

1.29    “Valid Claim” means a claim in an unexpired United States or foreign patent or pending patent application (that has not been pending for more than [*] from date of filing of such application) included in the Licensed Patents that: (i) has not been held invalid, unpatentable, or unenforceable by a decision of a court or other governmental agency of competent jurisdiction and not subject to appeal, (ii) has not been admitted to be invalid or unenforceable through reissue, inter partes review, disclaimer, or otherwise, and (iii) has not been lost through an interference, reexamination, or reissue proceeding.

2.	REPRESENTATIONS AND WARRANTIES

2.1    Mutual Representations and Warranties. Each party hereby represents and warrants to the other party as follows:

(a)    Such party is a corporation duly organized, validly existing and in good standing under the laws of the state in which it is incorporated.

(b)    Such party (a) has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder, and (b) has taken all necessary corporate action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered on behalf of such party, and constitutes a legal, valid, binding obligation, enforceable against such party in accordance with its terms.

(c)    All necessary consents, approvals and authorizations of all governmental authorities and other persons or entities required to be obtained by such party in connection with this Agreement have been obtained.

(d)    The execution and delivery of this Agreement and the performance of such party’s obligations hereunder (a) do not conflict with or violate any requirement of applicable laws or regulations and (b) to the knowledge of each party (which in the case of Stanford means the knowledge of Stanford’s Office of Technology Licensing as of the Effective Date and without conducting any further investigation) do not conflict with, or constitute a default under, any contractual obligation of it.

2.2    Stanford Representations and Warranties. Stanford hereby represents and warrants to Lyell that to the knowledge of Stanford’s Office of Technology Licensing as of the Effective Date and without conducting any further investigation:

(a)    Stanford has assignments from all inventors known as of the Effective Date on the Existing Patents; and

(b)    Stanford has the right to grant the rights in the Licensed Patents to Lyell in this Agreement.

2.3    Negation of Warranties. Stanford provides Lyell the rights granted in this Agreement AS IS and WITH ALL FAULTS. Except as provided in Section 2.1 and 2.2, Stanford makes no representations and extends no warranties of any kind, either express or implied. Among other things, Stanford disclaims any express or implied warranty:

(a)    of merchantability, of fitness for a particular purpose;

(b)    of non-infringement; or

(c)    arising out of any course of dealing.

2.4    No Representation of Licensed Patent. Lyell also acknowledges that Stanford does not represent or warrant:

(a)    the validity or scope of any Licensed Patent; or

(b)    that the exploitation of Licensed IP Rights will be successful.

3.	LICENSE GRANT

3.1    Licensed IP Rights. Subject to the terms and conditions of this Agreement, Stanford hereby grants to Lyell an Exclusive license, with the right to sublicense through multiple tiers, under the Exclusive Licensed Patents and a non-exclusive license under the Licensed Know-How and Non-Exclusive Licensed Patents to make, have made, use, offer to sell, sell, import or otherwise offer to dispose of Licensed Products in the Territory in the Field of Use. Lyell may have the right to sublicense under Licensed Know-How and the Non-Exclusive Licensed Patents only if such sublicense also includes additional intellectual property or technology (which may include data or the developed embodiments of such Licensed Know-How or Non-Exclusive Licensed Patents) owned or controlled by Lyell as part of that sublicense or if Lyell is granting a sublicense to a collaborator or development partner.

3.2    Sublicense Rights. Subject to the terms and conditions of this Agreement, including Section 3.1, Lyell may sublicense its license rights to the Licensed IP Rights to its Affiliates and to Third Parties through multiple tiers, but only if Lyell remains in the business of developing Licensed Products, whether itself or through research collaborators or development partners, or selling Licensed Products as of the effective date of such sublicense. Each sublicense (including a sublicense to Lyell’s Affiliates, for clarity, such Affiliates are only allowed to practice Licensed IP Rights under a sublicense) shall be subject to the terms and conditions set forth herein and will be subject to the following:

(a)    Lyell will remain liable to Stanford for all payments due to Stanford with respect to the activities of its sublicensees. If a sublicensee breaches the terms of this Agreement, Lyell shall promptly have such breach cured or terminate the sublicensee’s rights hereunder and under the sublicense (but in no event later than [*]).

(b)    Lyell shall deliver to Stanford a true, complete, and correct copy of each Third Party sublicense granted to any sublicensee, and any modification, amendment or termination thereof, within [*] after execution, modification, or termination.

(c)    In the event of the termination of this Agreement, all sublicense rights and agreements shall terminate effective as of the termination of this Agreement, except for the right of a sublicensee to receive a direct license as set forth in Section 10.4(a).

(d)    Sublicenses will prohibit sublicensee from paying royalties to an escrow or other similar account.

(e)    Sublicenses will expressly include the provisions of Sections 5, 11, or 12 for the benefit of Stanford and PICI.

(f)    Sublicenses must include the following clauses:

In the event sublicensee brings an action seeking to invalidate any Licensed Patent:

sublicensee will [*] the payment paid to Lyell during the pendency of such action. Moreover, should the outcome of such action determine that any claim of a patent challenged by the sublicensee is both valid and infringed by a Licensed Product, sublicensee will pay [*] times the payment paid under the original sublicense;

sublicensee will have no right to recoup any royalties paid before or during the period challenged;

any dispute regarding the validity of any Licensed Patent shall be litigated in the courts located in Santa Clara County, and the parties agree not to challenge personal jurisdiction in that forum;

sublicensee shall not pay royalties into any escrow or other similar account; and

sublicensee will provide written notice to Stanford at least [*] prior to bringing an action seeking to invalidate a Licensed Patent. Sublicensee will include with such written notice an identification of all prior art it believes invalidates any claim of the Licensed Patent.

(g)    In order to address unmet needs of neglected patient populations in markets in which Lyell is unable or unwilling to serve and for which there is a company willing to be a sublicensee, Lyell will, at Stanford’s reasonable request, negotiate in good faith a sublicense with any such company, provided that Lyell will have no such obligation during the first [*] following the Effective Date of this Agreement.

3.3    Retention of Rights. Stanford retains for itself and other not-for-profit academic and research institutions, an irrevocable, nonexclusive license to practice Licensed IP Rights in the Field of Use for academic research, instructional, or any other academic or non-commercial and non-profit purpose, including sponsored research and collaborations.

3.4    Improvements. With respect to any improvements, Stanford shall notify Lyell of the filing of any patents claiming such Improvements and Lyell shall have an exclusive right for a period of [*] after receipt of such notice to include each patent family claiming any such invention by giving written notice to Stanford and paying a one-time upfront fee on commercially reasonable terms, which terms shall be mutually agreed upon during such [*] period (but in no event shall exceed [*] per patent family). Upon Lyell exercising such right and making such payment, the applicable Improvements shall be included within the Licensed Patents and subject to the terms of this Agreement, including applicable royalty and other payments hereunder. If Lyell does not notify Stanford and pay such fee during such [*] period, then Stanford may use, transfer, license to a third party, or otherwise exploit or dispose of such Improvements in any manner without accounting to Lyell, and Lyell shall have no rights to or with respect to such Improvements.

3.5    Exclusive Right of First Negotiation. Until the date that is [*] after the expiration or termination of the SRA, solely at Stanford’s discretion, Stanford agrees to negotiate a license with Lyell (“RON”), on customary and commercially reasonable terms, subject to any third party rights in existence as of the date of receipt of invention disclosure to the Stanford Office of Technology Licensing, to any patent applications or patents claiming inventions developed in the Principal Investigator’s laboratories at Stanford that relate to and are necessary or useful in the Field of Use (“Subject Technology”) and that are not SRA Patents or Improvements. Stanford shall notify Lyell of any Subject Technology within [*] after the Stanford Office of Technology Licensing receives an invention disclosure form covering the Subject

Technology. Stanford shall give Lyell a period of [*] (the “RON Period”) to notify Stanford if Lyell is interested in negotiating a license to such Subject Technology. If Lyell notifies Stanford during the RON Period that Lyell is interested, then the parties shall seek to negotiate a mutually acceptable licensing agreement for a period of [*] from the date Stanford provides notice of the Subject Technology, which period is extendable upon the mutual agreement of the parties. If the parties are unable to reach agreement on a licensing agreement at the end of such [*], or if Lyell did not give notice to Stanford of its interest during the RON Period, whichever occurs first, then Stanford may use, transfer, license to a third party, or otherwise exploit or dispose of the Subject Technology in any manner without accounting to Lyell, and Lyell shall have no rights to or with respect to such Subject Technology.

3.6    Specific Exclusion. Stanford does not:

(a)    grant to Lyell any other licenses, implied or otherwise, to any patents or other rights of Stanford other than those rights granted under Licensed Patents, Licensed Know-How, Improvements and SRA Patents, regardless of whether the patents or other rights are dominant or subordinate to any Licensed Patent, or are required to exploit any Licensed IP Rights;

(b)    commit to Lyell to bring suit against third parties for infringement, except as described in Section 9.2; and

(c)    agree to furnish to Lyell any technology or technological information other than the Licensed Know-How or to provide Lyell with any assistance, except as provided for under the SRA.

3.7    Government Rights.

Rights that may be included within the scope of this Agreement after the Effective Date may be subject to Title 35 Sections 200-204 of the United States Code. Among other things, these provisions provide the United States Government with nonexclusive rights in the subject Licensed Patents. They also impose the obligation that Licensed Product sold or produced in the United States be “manufactured substantially in the United States.” Lyell will ensure all obligations of these provisions are met. Stanford will notify Lyell in writing if any future rights to be added to this Agreement are subject to the foregoing.

4.	FINANCIAL CONSIDERATIONS.

4.1    Upfront Payment. Lyell shall pay to Stanford four hundred thousand dollars ($400,000) within [*] following the Effective Date.

4.2    Annual Maintenance Fee. Lyell shall pay to Stanford a non-creditable, maintenance fee equal to [*] on the second (2nd) anniversary of the Effective Date, and each anniversary of the Effective Date thereafter until the First Commercial Sale of a Licensed Product.

4.3    Development Milestones. Lyell shall pay to Stanford the following development milestone payments within [*] following the first achievement of the applicable milestone following the Effective Date by Lyell, its Affiliate or a sublicensee for each Licensed Product to a Target, on a Target-by-Target basis. For clarity, the development milestone payment shall be paid one time only with respect to each Target for the first Licensed Product to such Target to achieve the milestone:

•	[*]

•	[*]

•	[*]

4.4    Commercial Milestones. Lyell shall pay to Stanford the following commercial milestone payment within [*] following the first achievement of the milestone based on the aggregate annual Net Sales by Lyell, its Affiliates and any sublicensees:

•	[*]

4.5    Royalties.

(a)    Royalty Rate.

(a)    During the applicable Royalty Term for a Licensed Product in a country and subject to the terms and conditions of this Agreement, Lyell shall pay to Stanford royalties, with respect to each Licensed Product, equal to (i) [*] of annual Net Sales of such Licensed Product by Lyell and its Affiliates and sublicensees, and (ii) [*] of annual Net Sales of such Licensed Product by Lyell and its Affiliates and sublicensees [*]. Only one royalty shall be owing for the Net Sales of a Licensed Product in a country, regardless of how many Valid Claims may cover such Licensed Product.

(b)    If a Licensed Product is covered by the Licensed Patents and is also covered by patent or other intellectual property rights granted by Stanford to Lyell under other license agreements, such that the aggregate royalty owing under this Agreement and such other license agreements for Net Sales of such Licensed Product would be in excess of [*], then the royalties Lyell pays to Stanford on the Net Sales of such Licensed Product under this Agreement and such other license agreements shall be reduced, using a method to be mutually agreed upon by Stanford and Lyell at the time of execution of such other license agreements, until the total combined royalty due on the Licensed Product under both license agreements is equal to [*].

(c)    In the event that Lyell or its Affiliate or sublicensee is selling a Licensed Product for which the only claim of the Licensed Patents covering the Licensed Product is in a pending application that has been pending for more than [*], and during the period of time after the expiration of such [*] a Licensed Patent issues with a claim covering such Licensed Product, then Lyell shall make a one-time milestone payment to Stanford, due within [*] after the date of issuance of such Licensed Patent, equal to the royalty that would have been due on the Net Sales of such Licensed Product under Section 4.5(a)(a) during the period commencing on the expiration of such [*] period and continuing until the issuance of such Licensed Patent.

(d)    Notwithstanding the above, should Lyell or its Affiliates bring an action seeking to invalidate any Licensed Patent, Lyell will pay royalties to Stanford at the rate of [*] times the royalty that would otherwise be due under this Section 4.5 on Net Sales of all Licensed Products sold during the pendency of such action. Moreover, should the outcome of such action determine that any claim of a patent challenged by Lyell or its Affiliates is both valid and infringed by a Licensed Product, Lyell will pay royalties at the rate of [*] times the royalty that would otherwise be due under this Section 4.5 on Net Sales of all Licensed Products sold.

(e)    A royalty is due Stanford under this Agreement for any activity conducted under the licenses granted. For convenience’s sake, the amount of that royalty is calculated using Net Sales. Nonetheless, if certain Licensed Products are made, used, imported, or offered for sale before the date this Agreement expires or terminates, and those Licensed Products are sold after the expiration or termination date, Lyell will pay Stanford an earned royalty for its exercise of rights based on the Net Sales of those Licensed Products.

(f)    Lyell shall not pay royalties into any escrow or other similar account.

4.6    Sublicensing Revenues.

(a)    Solely Licensed IP. If Lyell or its Affiliate grants a sublicense to a sublicensee under any of the Licensed IP Rights (and no other (sub)license to intellectual property is granted by Lyell to the applicable sublicensee), then Lyell shall pay Stanford [*] of the Net Sublicensing Revenues received from such sublicensee. All amounts due under this Section 4.6.1 will be due and payable within [*] after the last day of each calendar quarter in which the Net Sublicensing Revenue is received.

(b)    Licensed IP With Other IP. If Lyell or its Affiliate grants a sublicense under the Licensed IP Rights together with a (sub)license to other intellectual property, then Lyell shall pay Stanford for each such sublicense granted by Lyell under the Licensed IP Rights for commercialization rights (for clarity, (i) such payment would not be due for sublicenses granted to Lyell’s CROs, service providers or collaborators conducting collaborative research with, or on behalf of, Lyell, and (ii) there may be multiple sublicenses granted by Lyell to the same sublicensee as different programs are optioned by such sublicensee, and the payment specified in this Section 4.6(b) would be paid for each such separate program option opt-in or sublicense):

(i)    [*];

(ii)    [*];

(iii)    [*].

All amounts due under this Section 4.6.2 will be due and payable within [*] in which the upfront Net Sublicensing Revenues are received.

4.7    Patent Prosecution Expenses. Lyell shall pay to Stanford one hundred percent (100%) of all expenses incurred by or on behalf of Stanford to prepare, file, prosecute, maintain and, subject to Section 9.2, defend each of the Licensed Patents for so long as Lyell is the sole licensee of the Licensed Patents from Stanford. If Stanford grants rights under a Licensed Patent to one or more licensees (i.e. under fields of use other than the Field of Use), then Lyell shall only be obligated to pay for a pro-rata share of such future expenses based on the number of licensees following execution of each such license. For purposes of clarity, the foregoing sentence only applies to a grant to a Third Party of commercial rights to a Licensed Patent and, for example, not to licenses for evaluation purposes or licenses to other not-for-profit research institutions for research purposes only. In addition, within [*] following the Effective Date, Lyell shall pay to Stanford a payment of [*] representing all of the past reasonable and documented expenses to file and prosecute the Licensed Patents Incurred by or on behalf of Stanford (i.e. by PICI). Lyell shall have the right at any time by providing thirty (30) days prior written notice to Stanford that it is terminating its obligation to reimburse Stanford for expenses for any particular patent application or patent included within the Licensed Patents (“Patent Termination Notice”). Upon Lyell providing a Patent Termination Notice to Stanford the applicable patent application and/or patent shall be removed from the Licensed Patents, and Lyell’s license rights thereto terminated.

4.8    Grant of Restricted Stock. Lyell shall grant to Stanford a total of 910,000 shares of Lyell’s common stock, par value $0.0001 per share (the “Common Stock”), pursuant to the terms of the Restricted Stock Grant Agreement attached hereto as Exhibit B, which the parties shall execute and deliver as of the Effective Date.

4.9    Purchase Right.

(A)    Stanford shall have the right, but not the obligation, to purchase for cash up to [*] (its “Share”) of the securities issued by Lyell in the next Qualifying Offering, on the terms, and subject to the conditions, set forth in this Section 4.9 and Section 4.10 (the “Purchase Right”).

For purposes of this Section 4.9 and Section 4.10, “Qualifying Offering” means the next private offering of Lyell’s equity securities for cash having its initial closing on or after the date of this Agreement and which includes investment by one or more venture capital, professional angel, corporate or other similar institutional investors other than Stanford. For clarity, it is expected that the Qualifying Offering will be a Series B Preferred Stock financing, and it is agreed that under no circumstances will any further sales of Lyell’s Series A Preferred Stock that may occur be considered a Qualifying Offering.

(B)    In connection with any proposed offering that would meet the definition of a Qualifying Offering, Lyell shall give Stanford written notice (the “Offering Notice”) of the material terms of the offering. The Offering Notice shall include: (i) a pre- and post- (projected) financing capitalization table; (ii) investor presentation (if available); and (iii) such other documents and information as has been provided to other prospective investors.

In order to exercise its Purchase Right, in whole or in part, in connection with the Qualifying Offering, Stanford must provide by notice given to Lyell within [*] after receipt of the Offering Notice (such period, the “Notice Period”), and must complete its purchase of securities in the Qualifying Offering (including by executing the stock purchase agreement and other investor documents that are executed by other investors participating on the Qualifying Offering and delivering funds for such purchase to Lyell) within [*] thereafter (or if later, at the initial closing of the Qualifying Offering).

(C)    The Purchase Right shall terminate upon the earliest to occur of the following (each a “Termination Event”):

(1)

Stanford’s execution of an investor rights agreement or similar agreement (each a “Rights Agreement”) in connection with the Qualifying Offering so long the Rights Agreement satisfies the terms of Section 4.10 below;

(2)	Stanford purchases less than its entire Share of a Qualifying Offering;

(3)

Stanford fails to give an election notice within the Notice Period for the Qualifying Offering, or fails to complete its purchase of securities in the Qualifying Offering within the time period specified in Section 4.9(B);

(4)	The closing of a firm commitment underwritten public offering of Lyell’s common stock; or

(5)	The closing of the sale of all or substantially all of Lyell’s assets to a company publicly traded on one of the major recognized exchanges.

(D)    The Purchase Right shall not apply to the issuance of securities: (i) to employees, individuals who are members of Lyell’s Board of Directors as of the time of issuance, and service providers to Lyell pursuant to a plan approved by Lyell’s Board of Directors; or (ii) as additional consideration in lending or leasing transactions; or (iii) to an entity pursuant to an arrangement that Lyell’s Board of Directors determines in good faith is a strategic partnership or similar arrangement of Lyell (i.e., an arrangement in which the entity’s purchase of securities is not primarily for the purpose of financing Lyell); or (iv) to owners of another entity in connection with the acquisition of that entity by Lyell.

(E)    For the avoidance of doubt: (i) any securities Stanford may acquire or have the right to acquire under Section 4.8 shall not reduce the number of securities Stanford may purchase under this Section 4.9 or under any applicable Rights Agreement; and (ii) Stanford shall not be obligated to purchase under this Section 4.9 any Lyell securities it has the right to acquire under Section 4.8 above.

(F)    If Lyell has entered into more than one Exclusive (Equity) Agreement or other agreement to license intellectual property from Stanford, and Stanford has fully exercised its right to purchase its Share in connection with a Qualifying Offering under any such agreement, Stanford will waive its right to purchase its Share in connection with a Qualifying Offering under all other applicable agreements. In the event that Stanford has not fully exercised its right to purchase its Share in connection with a Qualifying Offering under any agreement, then Stanford may only exercise its right to purchase under a single agreement, and will waive its right to purchase under all others.

4.10    Rights Agreements; Information Rights; Notice; Elections.

(A)    Lyell shall ensure that each Rights Agreement executed by Stanford in connection with a Qualifying Offering will grant to Stanford the same rights as all other investors who are parties to that Rights Agreement and who purchase an equivalent amount of securities in the Qualifying Offering. In particular, Lyell shall ensure that each such Rights Agreement will grant to Stanford the same right to purchase additional securities in future offerings, the same information rights, and the same registration rights as are granted to other parties thereto who purchase an equivalent amount of securities in the Qualifying Offering.

(B)    Notwithstanding any terms to the contrary contained in any applicable Rights Agreement, Stanford shall not have any representation on the Board of Directors or rights to attend meetings of the Board of Directors.

(C)    Notwithstanding any notice provision in this Agreement to the contrary, any notice given under this Agreement that refers or relates to any of Section 4.9 above or this Section 4.10 shall be copied concurrently to pvfnotices@stanford.edu; provided, however, that delivery of the copy will not by itself constitute notice for any purpose under this Agreement.

5.	ROYALTY REPORT’S AND ACCOUNTING

Royalty Reports. Within [*] after the end of each calendar quarter during the term of this Agreement following First Commercial Sale of a Licensed Product in the Territory , or the first receipt of any Net Sublicensing Revenues by Lyell. Lyell will deliver to Stanford a true and accurate report, giving such particulars of the Net Sublicensing Revenues or Net Sales of Licensed Products by Lyell, its Affiliates and any sublicensees during the preceding calendar quarter as necessary for Stanford to account for Lyell’s payments due hereunder. This report will include pertinent data, including, but not limited to:

(a)    the accounting methodologies used to account for and calculate the items included in the report and any differences in such accounting methodologies since the previous report;

(b)    a list and description of each Licensed Product included in Net Sales;

(c)    the total quantities of each such Licensed Product on a country-by-country and product-by-product basis;

(d)    the total gross sales on a country-by-country and product-by-product basis;

(e)    the calculation of Net Sales on a country-by-country and product-by-product basis, including itemization of permitted class of deductions from gross revenue applied to calculate Net Sales;

(f)    the exchange rates, if any, used in determining amounts in United States dollars;

(g)    the royalties so computed and due Stanford, including application, if any, of the adjustments for Combination Products, on a country-by-country and product-by-product basis, and

(h)    the withholding taxes, if any, required by law to be deducted with respect to the royalty payments and in accordance with this Agreement.

With respect to sales of Licensed Products invoiced in United States dollars, the gross sales, Net Sales and royalties payable shall be expressed in United States dollars. With respect to Net Sales invoiced in a currency other than United States dollars, all such amounts shall be expressed both in the currency in which the distribution is invoiced and in the United States dollar equivalent. The United States dollar equivalent shall be calculated using the average of the exchange rate (local currency per US$1) published in The Wall Street Journal, Western Edition, under the heading “Currency Trading” on the last business day of each month during the applicable calendar quarter.

5.1    Records and Audits.

(a)    During the term of this Agreement and for [*] thereafter, Lyell shall keep, and require its Affiliates and any sublicensees to keep, complete and accurate records of the manufacture, importation, sale, and use of a Licensed Product, including gross amounts billed or invoiced for the sale or disposition of Licensed Products. Net Sales, Net Sublicensing Revenues and any adjustments thereto, including adjustments for Combination Products in sufficient detail to enable the royalties and other payments due hereunder to be determined. Upon the written request of Stanford and not more than [*], Lyell shall permit an independent certified public accounting firm of nationally recognized standing selected by Stanford and reasonably acceptable to Lyell, at Stanford’s expense, to have access during normal business hours to such of the financial records of Lyell, its Affiliates and any sublicensees as may be reasonably necessary to verify the accuracy of the payment reports hereunder for the [*] immediately prior to the date of such request (other than records for which Stanford has already conducted an audit under this Section).

(b)    If such accounting firm concludes that additional amounts were owed during the audited period. Lyell shall pay such additional amounts within [*] after the date Stanford delivers to Lyell such accounting firm’s written report so concluding. The fees charged by such accounting firm shall be paid by Stanford; provided, however, if the audit discloses that the royalties or other amounts payable by Lyell for such period are more than [*] of the amount actually paid for such period, then Lyell shall pay the reasonable fees and expenses charged by such accounting firm.

(c)    Stanford shall cause its accounting firm to retain all financial information subject to review under this Section 5.1 in strict confidence; provided, however, that Lyell shall have the right to require that such accounting firm, prior to conducting such audit, enter into an appropriate non-disclosure agreement with Lyell regarding such financial information. The accounting firm shall disclose to Stanford only whether the reports are correct or not and the amount of any discrepancy. No other information shall be shared. Stanford shall treat all such financial information as Lyell’s Confidential Information in accordance with this Agreement.

5.2    No Refund. In the event that a validity or non-infringement challenge of a Licensed Patent brought by Lyell is successful, Lyell will have no right to recoup any royalties paid before or during the period challenge.

5.3    Termination Report. Lyell will pay to Stanford all applicable royalties and submit to Stanford a written report within [*] after the license terminates. Lyell will continue to submit earned royalty payments and reports to Stanford after the license terminates, until all Licensed Products made or imported under the license have been sold.

6.	PAYMENTS

6.1    Payment Terms. Royalties shown to have accrued by each royalty report provided for under Section 5 shall be due on the date such royalty report is due. Payment of royalties in whole or in part may be made in advance of such due date.

6.2    Withholding Taxes. Lyell shall be entitled to deduct the amount of any withholding taxes, value-added taxes or other taxes, levies or charges with respect to such amounts, other than United States taxes, that are required by applicable law to be withheld by Lyell, its Affiliates or sublicensees from the royalty payments due Stanford, to the extent Lyell, its Affiliates or sublicensees pay to the appropriate governmental authority on behalf of Stanford such taxes, levies or charges. Lyell shall use reasonable efforts to minimize any such taxes, levies or charges required to be withheld on behalf of Stanford by Lyell, its Affiliates or sublicensees. Lyell promptly shall deliver to Stanford proof of payment of all such taxes, levies and other charges, together with copies of all communications from or with such governmental authority with respect thereto.

6.3    Dispute Resolution. Any dispute between the parties regarding any payments made or due under this Agreement will be settled by arbitration in accordance with the JAMS Arbitration Rules and Procedures, provided that in the case of a good faith dispute as to the amount due, the cure period under Section 10.3 will be tolled until the amount due has been finally determined in such an arbitration. The parties are not obligated to settle any other dispute that may arise under this Agreement by arbitration. Either party may request such arbitration. Stanford and Lyell will mutually agree in writing on a third-party arbitrator within [*] of the arbitration request. The arbitrator’s decision will be final and nonappealable and may be entered in any court having jurisdiction. The parties will be entitled to discovery as if the arbitration were a civil suit in the California Superior Court. The arbitrator may limit the scope, time, and issues involved in discovery. The arbitration will be held in Stanford, California unless the parties mutually agree in writing to another place. Any dispute regarding the validity of any Licensed Patent shall be litigated in the courts located in Santa Clara County, California, and the parties agree not to challenge personal jurisdiction in that forum. Notwithstanding the foregoing, if Stanford has a dispute regarding the royalty payments owing under this Agreement, Stanford will first conduct an audit under the terms of Section 5.1 before bringing such dispute for arbitration under this Section 6.3.

7.	RESEARCH AND DEVELOPMENT OBLIGATIONS

7.1    Research and Development Efforts. Because the Licensed IP Rights are not yet commercially viable as of the Effective Date, Lyell shall, directly or through its Affiliates or sublicensees, use commercially reasonable efforts to develop, manufacture, and sell Licensed Product and will use commercially reasonable efforts to develop markets for Licensed Product. In addition, Lyell will meet the milestones shown in Exhibit C, and notify Stanford in writing as each milestone is met. If any Licensed Patent has not been used in research, development or otherwise by Lyell or its Affiliates or sublicensees to develop any Licensed Product during the [*] period commencing on the date such Licensed Patent was first added to this Agreement (each, an “Unused Licensed Patent”), then Stanford shall notify Lyell in writing. If Lyell has not prepared a bona fide development plan acceptable to Stanford (such acceptance not to be unreasonably withheld) or commenced the good faith development of a Licensed Product, which will include providing a development plan to Stanford showing a commercially reasonable path towards sales of a Licensed Product, that is covered by such Unused Licensed Patent within [*] of the date of such written notice, then all license and rights to such Unused Licensed Patent(s) shall terminate and revert to Stanford at the end of such [*] period, but only with respect to the Unused Licensed Patent. For clarity, a Licensed Product may be covered by multiple Licensed Patents and Lyell shall be deemed to have satisfied its diligence obligations with respect to each Licensed Patent if Lyell or an Affiliate or sublicensee is pursuing development of at least one lead candidate Licensed Product that is covered by such Licensed Patent in any country in accordance with development plan that is shared with Stanford.

7.2    Records. Until [*] after termination or expiration of this Agreement, Lyell shall maintain records, in sufficient detail and in good scientific manner, which shall reflect all work done and results achieved in the performance of its research and development regarding the Licensed Products.

7.3    Reports. Within [*] following the end of each calendar year during the term of this Agreement or after termination or expiration of this Agreement, Lyell shall prepare and deliver to Stanford a written summary report which shall describe (a) the research performed to date employing the Licensed IP Rights, (b) the progress of the development and commercialization over the last year by each Licensed Product and country or territory, including testing of each Licensed Product in a clinical trial, (c) the status of obtaining Regulatory Approval to market each Licensed Product in a country or territory, (d) the plans of each of Lyell, its Affiliates and any sublicensees for research and development of Licensed Products for the next [*] or through termination or expiration of this Agreement, whichever occurs first and (e) specifically describe how each Licensed Product is related to each Licensed Patent. Lyell will provide additional detail upon request by Stanford.

8.	CONFIDENTIALITY

8.1    Confidential Information. During the term of this Agreement, and for a period of [*] following the expiration or earlier termination hereof, each party shall maintain in confidence all information of the other party that is disclosed by the other party and identified as, or acknowledged to be, confidential at the time of disclosure (the “Confidential Information”), and shall not use, disclose or grant the use of the Confidential Information except on a need-to-know basis to those directors, officers, affiliates, employees, permitted licensees, permitted assignees and agents, consultants, collaborators, clinical investigators or contractors, to the extent such disclosure is reasonably necessary in connection with performing its obligations or exercising its rights under this Agreement. Each party shall use at least the same degree of care with the other party’s confidential information as they use to protect their own confidential information. Stanford may disclose the terms of this Agreement to PICI and the technology transfer designee from each of the PICI-affiliated research institions (all under appropriate confidentiality obligations). To the extent that disclosure is authorized by this Agreement, prior to disclosure, each party hereto shall obtain agreement of any such person or entity to hold in confidence and not make use of the Confidential Information for any purpose other than those permitted by this Agreement, except that Stanford may acknowledge the existence of this Agreement and the extent of the grant in Article 3 to third parties and provide aggregated financial information in standard reports, provided that such financial information is aggregated in a manner that would not allow discovery of any financial information specific to Lyell. Lyell hereby grants permission for Stanford to include Lyell’s name and a link to Lyell’s website in Stanford’s annual reports and on Stanford’s websites that showcase technology transfer related stories. Each party shall notify the other promptly upon discovery of any unauthorized use or disclosure of the other party’s Confidential Information.

8.2    Permitted Disclosures. The confidentiality obligations contained in Section 8.1 shall not apply to the extent that (a) any receiving party (the “Recipient”) is required (i) to disclose information by law, regulation or order of a governmental agency or a court of competent jurisdiction, or (ii) to disclose information to any governmental agency for purposes of obtaining approval to test or market a product, provided in either case that the Recipient shall provide written notice thereof to the other party and sufficient opportunity to object to any such disclosure or to request confidential treatment thereof; or (b) the Recipient can demonstrate that (i) the disclosed information was public knowledge at the time of such disclosure to the Recipient, or thereafter became public knowledge, other than as a result of actions of the Recipient in violation hereof; (ii) the disclosed information was rightfully known by the Recipient (as shown by its written records) prior to the date of disclosure to the Recipient by the other party hereunder; (iii) the disclosed information was disclosed to the Recipient on an unrestricted basis from a source unrelated to any party to this Agreement and not under a duty of confidentiality to the other party; or (iv) the disclosed information was independently developed by the Recipient without use of the Confidential Information disclosed by the other party. Notwithstanding any other provision of this Agreement, Lyell may disclose Confidential Information of Stanford, or the terms of this Agreement, to any Third Party with whom Lyell has, or is proposing to enter into, a business relationship, as long as such Third Party has entered into a confidentiality agreement with Lyell.

8.3    Remedies. The parties each acknowledge and agree that a breach of this Section 8 may cause irreparable harm to the non-breaching party for which the award of money damages may be inadequate. The parties therefore agree that in the event of any breach of this Section 8, the non-breaching party will be entitled to seek injunctive relief in addition to seeking any other remedy provided in this Agreement or available at law.

8.4    Terms of this Agreement. Except as otherwise provided in Section 8.2, Stanford and Lyell shall not disclose any terms or conditions of this Agreement to any Third Party without the prior consent of the other party. Notwithstanding the foregoing, prior to execution of this Agreement, Lyell and Stanford have agreed upon the substance of information that can be used to describe the terms of this transaction, and Lyell and Stanford may disclose such information, as modified by mutual agreement from time to time, without the other party’s consent.

9.	PATENTS

9.1    Patent Prosecution and Maintenance.

(a)    Stanford shall have the first right, using in-house or outside legal counsel selected by Stanford, to prepare, file, prosecute, maintain and defend patents and patent applications in the Licensed Patents that are solely owned by Stanford in its own name in the United States of America and in any other countries in the Territory. Stanford shall use reasonable efforts to deliver to Lyell reasonably complete drafts of all material submissions to patent authorities relating to the Licensed Patents, including, without limitation, patent applications and amendments, and, to the extent feasible, to give Lyell a reasonable opportunity to comment on such documents prior to their filing. Lyell shall provide any such comments promptly. Stanford shall consider Lyell’s comments and requests with regard to the preparation, filing, prosecution, maintenance and/or defense of the Licensed Patents in good faith, including filing separate applications (or dividing existing applications) to separate the Field of Use from other fields of use. Stanford shall also provide Lyell copies of material documents received from such patent authorities relating to the Licensed Patents. If Stanford notifies Lyell of its proposal to file a patent application that is to be included in the Licensed Patent hereunder in any country in the Territory and Lyell notifies Stanford in writing within [*] thereafter that it does not agree to such filing, then Stanford will have the right to file and prosecute such patent application in such country at its own expense, and such patent application and any patent issuing thereon will not be included in the Licensed

Patents under this Agreement. Stanford shall take all commercially reasonable steps to cause patents and patent applications within the Licensed Patents to be diligently prosecuted and maintained. If Stanford decides to abandon or allow to lapse any patent application or any claim of any patent included in the Licensed Patents or not pursue patent protection for any foreign patent. Stanford shall notify Lyell at least [*] before such decision would be effective, and Lyell shall have the right to file, prosecute, and maintain, as applicable, such patent or patent application at Lyell’s expense, provided that Lyell may thereafter abandon or allow to lapse any or all patents or patent applications for which it is responsible.

(b)    With respect to any Licensed Patents that are jointly owned by the parties, Lyell shall be responsible for and shall control, at its sole cost, the preparation, filing, prosecution, maintenance, defense and extension of such Licensed Patents. Lyell shall use reasonable efforts to deliver to Stanford reasonably complete drafts of all material submissions to patent authorities relating to the Licensed Patents, including, without limitation, patent applications and amendments, and, to the extent feasible, to give Stanford a reasonable opportunity to comment on such documents prior to their filing. Stanford shall provide any such comments promptly. Lyell shall consider Stanford’s comments and requests with regard to the preparation, filing, prosecution, maintenance and/or defense of the Licensed Patents in good faith. Lyell shall also promptly provide Stanford copies of material documents received from such patent authorities relating to the Licensed Patents. If Lyell decides to abandon or allow to lapse any jointly owned patent application or any claim of any jointly owned patent included in the Licensed Patents or not pursue patent protection for any foreign patent, Lyell shall notify Stanford at least [*] before such decision would be effective, and Stanford shall have the right to file, prosecute, and maintain, as applicable, such patent or patent application at Stanford’s expense, provided that Stanford may thereafter abandon or allow to lapse any or all such patents or patent applications for which it is responsible.

9.2    Enforcement of Patent Rights. Each party will promptly notify the other if it believes a third party infringes a Licensed Patent or if a Third Party files a declaratory judgment action with respect to any Licensed Patent. The parties agree to use reasonable efforts to settle with the Third Party without litigation. If reasonable efforts are unsuccessful and Lyell (or its sublicensee, as applicable):

(a)    provides written evidence of the infringement to Stanford, and

(b)    is diligently developing, offering for sale, or selling Licensed Product,

then during the term of this Agreement, Lyell shall have the first right to institute and prosecute a suit or defend any declaratory judgment action with respect to Exclusive Licensed Patents in the Territory and only in the Field of Use, so long as it conforms with the requirements of this Section. If Lyell decides to institute suit, it will notify Stanford in writing. Lyell will diligently pursue the suit and Lyell will bear the entire cost of the litigation, including expenses and counsel fees incurred by Stanford. Lyell will keep Stanford reasonably apprised of all developments in the suit and will make a good faith effort to incorporate Stanford’s input on any substantive submissions or positions taken in the litigation regarding the scope, validity and enforceability of the Licensed Patent. Lyell will not initiate, prosecute, settle or otherwise compromise any such suit in a manner that adversely affects Stanford’s interests without Stanford’s prior written consent. Stanford may be named as a party only if:

(c)    Lyell’s counsel recommend that such action is necessary in their reasonable opinion to achieve standing;

(d)    Stanford is not the first named party in the action; and

(e)    the pleadings and any public statements about the action state that Lyell is pursuing the action and that Lyell has the right to join Stanford as a party.

Lyell shall reimburse Stanford for all reasonable legal fees and costs incurred by Stanford in connection with any action described in this Section 9.2. With respect to any damages, profits or awards of whatever nature recovered from any such action other than for willful infringement, after reimbursement of reasonable legal costs and expense related to such enforcement, the balance of any recovery shall be distributed as follows: [*]. Recovery for willful infringement will be [*]. For clarity, if any recovery comes in the form of a sublicense, then all sections related to sublicenses under this Agreement will apply to such sublicense, including, but not limited to, revenue sharing and earned royalty payments. Lyell shall not settle any suits or actions in any manner relating to the Licensed Patents that is detrimental to Stanford or to the scope or validity of Licensed Patents, without obtaining the prior written consent of Stanford, which consent shall not be unreasonably withheld or delayed. If Lyell does not tile suit against, or otherwise take any action to stop, a substantial infringer of any Licensed Patent in the Field of Use within [*] of a written request by Stanford to do so, then Stanford may, at its sole discretion and expense, enforce any patent licensed hereunder on behalf of itself and Lyell (as to which Lyell agrees to be joined as a party plaintiff), and after reimbursement of reasonable legal costs and expenses related to such enforcement, the balance of any recovery shall be distributed as follows: [*].

9.3    Patent Term Extensions. Lyell shall have the right, on a product by product basis, to select a patent within the Licensed Patents to seek a term extension for or supplementary protection certificate under in accordance with the applicable laws of any country. Each party agrees to execute any documents and to take any additional actions as the other party may reasonably request in connection therewith. Lyell shall consult with Stanford and consider its views in good faith before applying for a patent term extension or supplementary protection certificate for any Licensed Product.

10.	TERMINATION

10.1    Expiration. Subject to Sections 10.2 and 10.3 below, this Agreement shall expire on the expiration of Lyell’s obligation to pay royalties to Stanford under Section 4.5. After expiration of this Agreement (but not earlier termination). Lyell shall have a fully paid-up, non-exclusive license under the Licensed Know-How to conduct research and to develop, make, have made, use, sell, offer for sale and import Licensed Products in the Territory for use in the Field of Use.

10.2    Termination by Lyell. Lyell may terminate this Agreement, in its sole discretion, upon [*] prior written notice to Stanford.

10.3    Termination for Cause. Except as otherwise provided in Section 13, Stanford may terminate this Agreement upon or after the breach of any material provision of this Agreement by Lyell if Lyell has not cured such breach within [*] after receipt of written notice thereof by Stanford; provided, however, if any default is not capable of being cured within such [*] period and Lyell can provide written documentation satisfactory to Stanford that it is diligently undertaking to cure such default as soon as commercially feasible thereafter under the circumstances, Stanford shall have no right to terminate this Agreement. Material provisions will include but not be limited to Lyell being delinquent on any report or payment, not diligently developing or commercializing Licensed Product, missing any milestones described in Exhibit C, failure to comply with Sections 3 and 11 or to comply with applicable laws, or providing any false reports, provided that the foregoing notice and cure procedures will still apply to a breach of any of the foregoing material provisions.

10.4    Effect of Expiration or Termination.

(a)    Upon termination pursuant to Section 10.3, if there are then outstanding any valid, written sublicense agreements under which Lyell has granted a sublicense to a Third Party and the sublicensee thereunder is in good standing pursuant to the sublicense agreement, then the sublicensee shall have the right to notify Stanford within [*] of notice of termination of this Agreement that it wishes to enter into a direct license with Stanford in order to retain its rights to the Licensed IP Rights granted to it under its sublicense agreement. Following receipt of such notice, Stanford and the sublicensee shall enter into a license agreement the terms of which would be substantially similar to the terms of this Agreement; however, the scope of the direct license, the licensed territory, and the duration of the license grant would be limited to the corresponding terms granted by Lyell to the sublicensee, i.e., the sublicensee shall be granted at least the same scope of rights as it obtained from Lyell under its sublicense agreement, which scope shall not exceed the scope set forth in this Agreement. The financial terms of the direct license agreement, including without limitation the running royalty rate and milestone payments, would be identical to the corresponding financial terms set forth in this Agreement, provided that Stanford would consider in good faith reducing the non-running royalty financial payments where there are multiple direct licensees or such direct licensee has a reduced scope compared with the Agreement.

(b)    Expiration or termination of this Agreement shall not relieve the parties of any obligation accruing prior to such expiration or termination, including the obligation for Lyell to pay royalties accrued or accruable, any claim of Lyell or Stanford, accrued or to accrue, because of any breach or default by the other party, and the provisions of Sections 2, 5.7.2, 7.3, 8, 9, 10, 11 and 15 and any other provision that by its nature is intended to survive, shall survive the expiration or termination of this Agreement.

11.	INDEMNIFICATION

11.1    Indemnification. Lyell shall defend, indemnify and hold harmless Stanford. Stanford Health Care and Lucile Packard Children’s Hospital at Stanford and their directors, officers, employees, contractors, representatives, students, volunteers and agents (collectively, “Stanford Indemnitees”) and PICI, its directors, officers, employees, contractors, representatives and agents (collectively, “PICI Indemnitees”; collectively with Stanford Indemnitees. “Indemnitees”) from all losses, liabilities, damages, claims, judgments and expenses (including attorneys’ fees and costs) incurred as a result of any third party claim, demand, action, suit or proceeding arising out of or related to the exercise of any rights granted Lyell under this Agreement or any breach of this Agreement by Lyell, its Affiliates or a sublicensee, or the negligence or willful misconduct of Lyell, its Affiliates or a sublicensee in the performance of the obligations wider this Agreement, except in each case to the extent such claim is determined with finality by a court of competent jurisdiction to result from the gross negligence or willful misconduct of Stanford.

11.2    Procedure. Stanford will reasonably promptly notify Lyell of any liability or action in respect of which Stanford intends to claim such indemnification, and Lyell shall assume the defense thereof (including settlement negotiations) with counsel selected by Lyell, provided that (1) Lyell must do so in a manner that does not adversely affect Indemnitees’ interests unless otherwise expressly agreed by Indemnitee in writing; (2) it must coordinate with Stanford in the review of proposed settlement terms and must obtain Indemnitee’s prior written consent to any settlement if such settlement would require any Indemnitee to assume any liability, admit any fault and/or otherwise agree to take or not take any action, such consent not to be unreasonably withheld or delayed, (3) it will select legal counsel with experience in similar actions and which is reasonably acceptable to Stanford, (4) the defense activities to be taken by Lyell shall not impair the Indemnitees’ reputation or admit or increase any unindemnified liability of the Indemnitees without consent from the affected Indemnitees; and (5) Lyell will be responsible for the costs of such defense, settlement and proceedings. The indemnitees shall have the right to retain separate counsel and participate in the defense of the action or claim at its own expense. The indemnity agreement in this Section 11 shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of Lyell, which consent shall not be withheld or delayed unreasonably. The failure to deliver notice to Lyell within a reasonable time after the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve Lyell of any liability to Stanford under this Section 11 to the extent of the prejudice thereby caused, but the omission to deliver notice to Lyell will not relieve it of any liability that it may have to Stanford otherwise than under this Section 11. Stanford under this Section II and the other Indemnitees shall cooperate fully with Lyell and its legal representatives in the investigation and defense of any action, claim or liability covered by this indemnification.

PICI is an intended third-party beneficiary of this Agreement and has the right to enforce in its own name any provision of this Agreement (i) providing indemnification or similar protection for PICI, its trustees, officers, employees or agents, or (ii) otherwise expressly naming PICI other than solely to identify an individual’s institutional affiliation.

11.3    Insurance. During the term of this Agreement. Lyell will maintain Commercial General Liability Insurance with a reputable and financially secure insurance carrier to cover the activities of Lyell and its affiliates and sublicensees. The insurance will provide minimum limits of liability of [*] per occurrence and [*] annual aggregate and will include all Indemnitees as additional insureds. Prior to the time when any Licensed IP Rights are being used by Lyell in human clinical trials or Licensed Products are being sold or distributed by Lyell or an Affiliate or sublicensee, and continuing during the term of this Agreement, Lyell will maintain Comprehensive General Liability Insurance, Clinical Trial Insurance and Product Liability Insurance, with a reputable and financially secure insurance carrier to cover the activities of Lyell and its Affiliates and its sublicensees. The insurance will provide minimum limits of liability of [*] per occurrence and [*] annual aggregate and will include all Indemnitees as additional insureds. Insurance must cover claims incurred, discovered, manifested, or made during or after the expiration of this Agreement and must be placed with carriers with ratings of at least A- as rated by A.M. Best. Within [*] after Stanford’s request, Lyell will furnish a Certificate of Insurance evidencing primary coverage and additional insured requirements. Lyell will provide to Stanford [*] prior written notice of cancellation or material change to this insurance coverage. Lyell will advise Stanford in writing that it maintains excess liability coverage (following form) over primary insurance for at least the minimum limits set forth above. All insurance of Lyell will be primary coverage; insurance of Indemnitees will be excess and noncontributory.

11.4    Limitation of Liability. EXCEPT WITH RESPECT TO INDEMNIFICATION OBLIGATIONS OR EITHER PARTY’S INFRINGEMENT OF THE OTHER PARTY’S INTELLECTUAL PROPERTY, RESPECTIVELY, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES (INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOST PROFITS) ARISING OUT OF, OR IN CONNECTION WITH, THIS AGREEMENT OR ITS SUBJECT MATTER, REGARDLESS OF WHETHER THE OTHER PARTY KNOWS OR SHOULD KNOW OF THE POSSIBILITY OF SUCH DAMAGES. STANFORD SHALL NOT HAVE ANY RESPONSIBLITIES OR LIABILITIES WHATSOEVER WITH RESPECT TO LICENSED PRODUCTS.

12.	NAMES AND MARKS

Lyell will not use, and will ensure that its Affiliates and sublicensees will not use, (i) Stanford’s or PICI’s name or other trademarks, (ii) the name or trademarks of any organization related to Stanford or PICI, or (iii) the name of any Stanford or PICI faculty member, employee, student or volunteer, in each case in relation to any marketing, promotion or publicity regarding this Agreement, which includes, but is not limited to, use in press releases, advertising, marketing materials, other promotional materials, presentations, case studies, reports, websites, application or software interfaces, and other electronic media. Notwithstanding the foregoing, Lyell may include Stanford’s name in factual statements in legal proceedings (including those required by applicable law or regulation), patent applications and other regulatory filings. In addition, Lyell may make a short factual statement that identifies Stanford as the licensor of the rights granted under this Agreement including in the “About Lyell or other similar section of the Lyell website.

Subject to Section 8.1 of this Agreement, Stanford will not use, and will ensure that its Affiliates and sublicensees will not use, (i) Lyell’s name or other trademarks, (ii) the name or trademarks of any organization related to Lyell, or (iii) the name of any Lyell employee, in each case in relation to any marketing, promotion or publicity regarding this Agreement, which includes, but is not limited to, use in press releases, advertising, marketing materials, other promotional materials, presentations, case studies, reports, websites, application or software interfaces, and other electronic media.

13.	FORCE MAJEURE

Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement to the extent, and for so long as, such failure or delay is caused by or results from causes beyond the reasonable control of the affected party including but not limited to fire, floods, embargoes, war, acts of war (whether war be declared or not), acts of terrorism, insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other party, provided, that the affected party promptly notifies the other party of the event or situation causing the failure or delay, keeps the other party informed of the steps being taken to remedy it and exerts all reasonable and diligent efforts to avoid and to promptly remedy the failure or delay.

14.	EXPORT

Lyell and its affiliates and sublicensees will comply with all applicable United States laws and regulations controlling the export of licensed commodities and technical data relating to this Agreement. (For the purpose of this paragraph, “licensed commodities” means any article, material or supply but does not include information; and “technical data” means tangible or intangible technical information that is subject to U.S. export regulations, including blueprints, plans, diagrams, models, formulae, tables, engineering designs and specifications, manuals and instructions.) These laws and regulations may include, but are not limited to, the Export Administration Regulations (15 CFR 730-774), the International Traffic in Arms Regulations (22 CFR 120-130) and the various economic sanctions regulations administered by the U.S. Department of the Treasury (31 CFR 500-600).

Among other things, these laws and regulations may prohibit or require a license for the export or retransfer of certain commodities and technical data to specified countries, entities and persons. Lyell hereby gives written assurance that it will comply with, and will cause its affiliates and sublicensees to comply with all United States export control laws and regulations, that it understands it may be held responsible for any violation of such laws and regulations by itself or its affiliates or sublicensees, and that it will indemnify, defend and hold Stanford harmless for the consequences of any such violation.

15.	MARKING

Before any Licensed Patent issues and to the extent practicable, Lyell will mark Licensed Product (or its packaging or a product website) with the words “Patent Pending.” Otherwise, to the extent practicable. Lyell will mark Licensed Product with the number of any issued Licensed Patent.

16.	MISCELLANEOUS

16.1    Legal Action. Lyell will provide written notice to Stanford at least [*] prior to bringing an action seeking to invalidate any Licensed Patent or a declaration of non-infringement. Lyell will include with such written notice an identification of all prior art it believes invalidates any claim of the Licensed Patent.

16.2    Notices. Any consent, notice or report required or permitted to be given or made under this Agreement by one of the parties hereto to the other party shall be in writing, delivered by any lawful means to such other party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and (except as otherwise provided in this Agreement) shall be effective upon receipt by the addressee.

If to Stanford:

All general notices to Stanford are e-mailed or mailed to:

[*]

All payments to Stanford are mailed to:

[*]

All progress reports to Stanford are e-mailed or mailed to:

[*]

if to Lyell:

[*]

16.3    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflicts of law principles thereof.

16.4    Assignment. Neither party shall assign its rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that Lyell may, without such consent, assign this Agreement and its rights and obligations hereunder (i) to any Affiliate or (ii) in connection with the transfer or sale of all or substantially all of its business to which this Agreement relates, or in the event of its merger, consolidation, change in control or similar transaction and provided. Any permitted assignee shall assume in writing all obligations of its assignor under this Agreement.

16.5    Waivers and Amendments. No change, modification, extension, termination or waiver of this Agreement, or any of the provisions herein contained, shall be valid unless made in writing and signed by duly authorized representatives of the parties hereto.

16.6    Entire Agreement. This Agreement embodies the entire agreement between the parties and supersedes any prior representations, understandings and agreements between the parties regarding the subject matter hereof. There are no representations, understandings or agreements, oral or written, between the parties regarding the subject matter hereof that are not fully expressed herein.

16.7    Exclusive Forum. The state and federal courts having jurisdiction over Stanford, California, United States of America, provide the exclusive forum for any court action between the parties relating to this Agreement. Lyell submits to the jurisdiction of such courts, and waives any claim that such a court lacks jurisdiction over Lyell or constitutes an inconvenient or improper forum.

16.8    Severability. Any of the provisions of this Agreement which are determined to be invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability in such jurisdiction, without rendering invalid or unenforceable the remaining provisions hereof and without affecting the validity or enforceability of any of the terms of this Agreement in any other jurisdiction.

16.9    Waiver. The waiver by either party hereto of any right hereunder or the failure to perform or of a breach by the other party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other party whether of a similar nature or otherwise.

16.10    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, with facsimile and pdf signatures binding as if originally executed.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the Effective Date.

The Board of Trustees of the Leland Stanford Junior University

By:	/s/ Karin Immergluck
Name:	Karin Immergluck
Title:	Executive Director, Technology Licensing

Lyell Immunopharma, Inc.

By:	/s/ Akira Matsuno
Name:	Akira Matsuno
Title:	CFO & Head of Corporate Development

EXHIBIT A

EXISTING PATENTS

[*]

EXHIBIT B

RESTRICTED STOCK GRANT AGREEMENT

EXHIBIT C

Diligence milestones

[*]